Suite 250, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9

Tel: (604) 689-9663    Fax: (604) 434-1487

INFORMATION CIRCULAR
(As at April 30, 2007, except as indicated)

The Company is providing this information circular and a form of proxy in connection with management’s solicitation of proxies for use at the annual general meeting (the “Meeting”) of the Company to be held on June 4, 2007 and at any adjournments unless the context otherwise requires, when we refer in this information circular to the Company, its subsidiaries are also included.  The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact.  The Company will pay the cost of solicitation.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy.  The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Pacific Corporate Trust Company, 510 Burrard Street 3rd Floor, Vancouver British Columbia V6C 3B9, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a “Nominee”).  If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting.  Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder.  The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided.  Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to “non objecting beneficial owners".  If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 900,000,000 shares divided into 700,000,000 without par value (the “shares”) and 100,000,000 first preference shares without par value and 100,000,000 second preference shares without par value, of which as at April 30, 2007, 154,009,481 shares are issued and outstanding.  Persons who are registered shareholders at the close of business on April 30, 2007 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held.

To the knowledge of the Directors and executive officers of the Company, as at the record date, April 30, 2007, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at six (6).

The Company has an Executive Compensation Committee, a Corporate Governance Committee, a Health, Safety and Environmental Committee and an Audit Committee.  Members of these committees are set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director.  Information concerning such persons, as furnished by the individual is as follows:

Name, Jurisdiction of Residence and Position(1)	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed(2)
David Cohen(6) British Columbia, Canada President, Chief Executive Officer and Director	President and Chief Executive Officer, Northern Orion Resources Inc.	August 1, 2002	Nil

Name, Jurisdiction of Residence and Position(1)	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed(2)
Robert Cross(5) British Columbia, Canada Chairman (non-executive) and Director	Independent businessman	March 13, 2001	25,000
John K. Burns(3)(4) Pennsylvania, USA Director	Chief Executive Officer, Hunter Resource Capital Management LLC	May 26, 1995	231,032
Robert Gayton(3)(4) British Columbia, Canada Director	Chartered accountant, self-employed financial consultant.	June 4, 2004	4,000
Michael Beckett(3)(4)(5)(6) London, U.K. Director	Geologist and independent businessman	June 4, 2004	15,000
Richard Knight(5)(6) Victoria, Australia Director	Mining engineer	September 26, 2005	Nil

(1)

The information as to country and province or state of residence, and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees.

(2)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 30, 2007, based upon information furnished to the Company by individual Directors.  Unless otherwise indicated, such shares are held directly.

(3)

Member of the Audit Committee.

(4)

Member of the Corporate Governance Committee.

(5)

Member of Executive Compensation Committee.

(6)

Member of Health, Safety and Environmental Committee.

The term of office of each director expires at the end of the next succeeding annual general meeting.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

Except as disclosed below, to the knowledge of the Company, no proposed director:

(a)

is, as at the date of the information circular, or has been, within 10 years before the date of the information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of the information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Robert Cross, a director of the Company, joined the board of Livent Inc. (“Livent”) in June 1998.  In connection with management changes brought about by a US based investment group, accounting irregularities were subsequently uncovered and Livent declared bankruptcy in late 1998.  Thereafter, class action suits were filed against Livent and its directors.  Mr. Cross was named in one suit which was subsequently dismissed, and he is currently not involved in any legal actions in connection with these proceedings.

Robert Gayton was director/officer of Newcoast Silver Mines Ltd. at the date of a Cease Trade Order issued by the British Columbia Securities Commission on September 30, 2003 and by the Alberta Securities Commission on October 31, 2003 for failure to file financial statements. The orders were revoked on October 23, 2003 and March 25, 2004 respectively.

Certain directors of the Company are presently directors of other reporting issuers as set out in Schedule “B” hereto.

EXECUTIVE COMPENSATION

All amounts are in Canadian dollars unless otherwise stated.

The following table (presented in accordance with National Instrument 51-102F6 (“Form 51-102F6”)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by Form 51-102F6) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at December 31, 2006 and the other three most highly compensated executive officers of the Company as at December 31, 2006, whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the “Named Executive Officers” or “NEOs”).

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NEO Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation(1) ($)	Securities Under Option/ SAR's Granted (#)	Shares/Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen- sation ($)(7)
David Cohen President and Chief Executive Officer	2006 2005 2004	Nil Nil Nil	242,500 325,000 297,500	485,000(2) 325,000(2) 297,500(2)	800,000 400,000 400,000	Nil Nil Nil	Nil Nil Nil	105,686 422,744 Nil
Robert Cross Chairman of the Board	2006 2005 2004	Nil Nil Nil	Nil Nil 297,500	Nil 162,500(3) 297,500(3)	500,000 200,000 400,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Pablo Marcet General Manager and President Minera Agua Rica LLC	2006 2005 2004	Nil Nil Nil	225,000 172,124 161,362	300,000(4) 174,470(4) 157,793(4)	600,000 200,000 150,000	Nil Nil Nil	Nil Nil Nil	55,532 166,596 Nil
Horng Dih Lee(5) V.P. Finance and Chief Financial Officer	2006 2005 2004	240,000 160,000 122,074	180,000 160,000 122,074	Nil Nil Nil	600,000 200,000 400,000	Nil Nil Nil	Nil Nil Nil	96,239 155,544 Nil
Brian Montpellier(6) V.P. Project Development	2006 2005 2004	360,000 145,976 Nil	270,000 120,000 Nil	Nil Nil Nil	600,000 400,000 Nil	Nil Nil Nil	Nil Nil Nil	95,985 83,452 Nil

(1)

Perquisites and benefits that do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus are not included in this table.

(2)

Paid to Maluti Services Ltd., of which Mr. Cohen is a principal.  Amount represents annual fee pursuant to the terms of a management services contract between the Company and Maluti Services Ltd.  A further $261,369 in 2006, $446,492 in 2005 and $351,255 in 2004 were paid to Maluti Services Ltd. on account of expenses.

(3)

Paid to Garroch Financial Inc., of which Mr. Cross is a principal.  A further $nil in 2006, $21,133 in 2005 and $183,179 in 2004 was paid to Garroch Financial Inc. and other private companies of which Mr. Cross is the principal, on account of expenses.  Mr. Cross ceased to be Executive Chairman of the Board in August 2005.

(4)

Paid to Sallent SA and Geo Logic SA, private companies of which Mr. Marcet is a principal.  A further $16,219 in 2006, $21,050 in 2005 and $17,714 in 2004 was paid to Sallent SA on account of expenses.

(5)

Mr. Lee was appointed V.P. Finance and Chief Financial Officer of Northern Orion Resources Inc. in March 2004.

(6)

Mr. Montpellier was appointed V.P. Project Development in May 2005 and was paid a signing bonus of $60,000 upon commencement of employment and a further $60,000 one year after commencement of employment.  This amount is included in all other compensation.

(7)

All other compensation for Messrs. Cohen, Marcet and Lee includes contributions to defined contribution pension program implemented in 2005 and includes contributions in 2005 to fund past service costs for 3 years, 2 years and 1 year respectively.

Long Term Incentive Plan (LTIP) Awards

LTIP Awards In Most Recently Completed Financial Year

In February 2006, the Company established a “major event” bonus plan, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to the development of the Agua Rica project or the value of accretive acquisitions) may be awarded to Named Executive Officers.  No cash or non-cash compensation was paid to the Named Executive Officer(s) pursuant to the “major event” bonus plan during the most recently completed financial year.  See “Report on Executive Compensation – Performance Bonus” below for further information.

Options and SARs

Stock Options

Under the Company's stock option plan (the “Plan”), options to purchase common shares of the Company may be granted to employees, officers and directors of the Company or subsidiaries of the Company and other individuals or companies engaged to provide services (“service providers”), for an initial or renewable period of 12 months, for the Company or any entity controlled by the Company.  In determining the number of common shares of the Company subject to each option granted under the Plan, consideration is given to the present and potential contribution of such persons to the success of the Company.

There are currently 12,742,500 stock options issued and outstanding under the Plan, representing 8.3% of the Company issued and outstanding share capital as at April 30, 2007.  The number of stock options that may be granted and outstanding from time to time shall not exceed 10% of the Company's issued and outstanding share capital at the time of grant. Based upon the issued capital of the Company as at the date of this Information Circular and the number of currently outstanding stock options, the Company can issue an additional 2,658,448 stock options.  Additional stock options may be granted as additional shares are issued.

The Company's current Plan is a rolling 10% stock option plan.  See "Particulars of Other Matters to be Acted Upon" for a description of the principal terms of the Plan, including the stock appreciation rights attached to options granted under the Plan.

Option/SAR Grants During the Most Recently Completed Financial Year

The following table sets forth stock options granted under the Company's Stock Option Plan or otherwise during the most recently completed financial year to each of the Named Executive Officers:

(All amounts stated in Canadian dollars)

NEO Name	Securities Under Options/SARs Granted (#)(3)	% of Total Options/SARs Granted to Employees in Financial Year(2)	Exercise or Base Price(1) ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
David Cohen	800,000	15.0%	$5.34	$5.34	May 19, 2013
Horng Dih Lee	600,000	11.2%	$5.34	$5.34	May 19, 2013
Pablo Marcet	600,000	11.2%	$5.34	$5.34	May 19, 2013
Brian Montpellier	600,000	11.2%	$5.34	$5.34	May 19, 2013

(1)

The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the closing trading price of the common shares of the Company on The Toronto Stock Exchange (the “Exchange”) on the last trading day immediately preceding the date of the grant or such other price as may be agreed to by the Company and approved by the Exchange.

(2)

Percentage based on total number of options granted to officers, directors and consultants during the last financial year.

(3)

All options in this table are fully vested.

Aggregate Option/SAR Exercises During the Most Recently Completed Financial Year and
Financial Year-End Option/SAR Values

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers at the financial year-end and the value of unexercised in-the-money options on an aggregated basis at the financial year-end.

(All amounts are stated in Canadian dollars)

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at Financial Year-End(1) ($) Exercisable/ Unexercisable
David Cohen	598,193	$3,040,565	3,700,000/Nil	$7,005,000/ $Nil
Horng Dih Lee	17,701	$77,836	1,150,000/Nil	$623,500/$Nil
Pablo Marcet	135,926	$637,032	1,000,000/Nil	$ 540,500/ $Nil
Brian Montpellier	57,415	$240,569	800,000/Nil	$250,000/$Nil

(1)

Based on the closing price on December 31, 2006, the last day of trading in the financial year end.

Options and SAR Re-Pricings

There was no re-pricing of stock options under the Stock Option Plan or otherwise during the most recently completed financial year.

Defined Benefit or Actuarial Plan

The Company does not have a defined benefit or actuarial plan.  In 2005, the Company set up a defined contribution pension program which provides pension and life insurance benefits to members of senior management.  The aggregate contributions by the Company to the program were $456,000 in 2006.  Administration of the plan, including recordkeeping and trust services, is provided by an outside plan administration firm.  Plan assets are managed by professional fund managers and participating employees may elect to have their contributions invested in a number of mutual fund and other investment vehicles.  Plan funds become distributable as to vested amounts upon retirement age, death or other termination of employment, or upon discontinuance of the plan.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The services of David Cohen are provided pursuant to a management services contract with Maluti Services Ltd. (“Maluti”).  Under the terms of this management contract, Maluti is paid a fee of $40,417 per month and is entitled to reimbursement for out-of-pocket expenses incurred in connection with the services rendered to the Company.  In the event of termination or resignation following a change of control of the Company or a change in the majority of the members of the Board of Directors of the Company, Maluti is entitled to elect to receive payment in lieu of 24 months’ notice.  In the event the Company wishes to terminate the contract other than in the event of a change in control or a change in the majority of the members of the Board, 24 months’ notice of termination is required.  The current management contract was made reviewed and approved by a committee of independent directors of the Company and was retroactive to January 2005.  Maluti is entitled to receive cash bonuses and stock options, and is entitled to participate in the Company’s defined contribution plan for senior management and the “major event” bonus plan as determined by the Board’s Executive Compensation and Corporate Governance Committee.

The services of Pablo Marcet are provided pursuant to management services contracts with Sallent S.A and Geo Logic S.A.  Under the terms of the contracts, Sallent S.A. (the “Sallent Agreement”) is paid a fee of US$10,000 per month and is entitled to reimbursement for out-of-pocket expenses.  Geo Logic S.A. is paid a fee of US$11,330 per month.  The Company may terminate the Sallent Agreement for cause, or without cause on payment of 24 months’ fees.  In the event of termination or resignation following a change of control of the Company or a change in the majority of the members of the Board of Directors of the Company, Sallent S.A. is entitled to a termination fee equal to the fees payable for 24 months. Sallent S.A. is entitled to receive cash bonuses and stock options, and is entitled to participate in the Company’s defined contribution plan for senior management and the “major event” bonus plan as determined by the Board’s Executive Compensation and Corporate Governance Committee.

The Company has an employment agreement with Horng Dih Lee respecting his employment as Vice-President Finance and Chief Financial Officer of the Company at an annual salary of $240,000.    The agreement may be terminated for cause, or without cause by payment of 24 months’ salary in lieu of notice.  In the event of termination or resignation following a change of control of the Company or a change in the majority of the members of the Board of Directors of the Company, Mr. Lee is entitled to receive a termination fee equal to 24 months’ salary.

In May 2005, the Company entered into an employment agreement with Mr. Brian Montpellier pursuant to which Mr. Montpellier was appointed Vice-President Project Development of the Company at an annual salary of $360,000.  The agreement may be terminated for cause, or without cause by payment of 24 months’ salary in lieu of notice.  In the event of termination or resignation following a change of control of the Company or a change in the majority of the members of the Board of Directors of the Company, Mr. Montpellier is entitled to a termination fee equal to 24 months’ salary.

For the purposes of the agreements, a change of control includes transactions which result in new persons possessing more than 50% of the voting power of the Company or any successor company.

Except as otherwise disclosed herein as at the end of the most recently completed financial year, the Company and its subsidiaries had no compensatory plan or arrangement pursuant to which a Named Executive Officer is entitled to compensation having a value in excess of $100,000 in the event of resignation, retirement or any other termination of employment of such officer or upon a change of control or a change in responsibilities following a change in control.

Composition of the Executive Compensation Committee

The Company had an Executive Compensation and Corporate Governance Committee (the “ECCGC”) until June 13, 2006, at which time the ECCGC was divided into two separate committees, the Executive Compensation Committee and the Corporate Governance Committee.

The Executive Compensation Committee, on behalf of the board of directors, monitors compensation of executive officers of the Company.  Messrs. John K. Burns, Michael Beckett and Robert Gayton were members of the ECCGC from January 1, 2006 through June 13, 2006 and Messrs. Michael Beckett, Robert Cross and Richard Knight were members of the Executive Compensation Committee from June 13, 2006 to December 31, 2006.  All members of the Executive Compensation Committee are independent directors according to the tests set forth in Multilateral Insrument 52-110 – Audit Committees (“MI52-110”), except for Robert Cross, who would not be considered as independent by virtue of being the Company’s Executive Chairman within the last three years.  Mr. Cross was Executive Chairman until August 2005.  The independent directors have control of the Executive Compensation Committee decision making process through their majority composition on the Committee.  In addition, the Chair of the Committee is independent.  The Executive Compensation Committee periodically reviews the compensation paid to directors and management based on such factors as time commitment, comparative fees paid by similar companies in the industry and level of responsibility.

No member of the Executive Compensation Committee served as an officer or employee of the Company during the most recently completed financial year.

Report on Executive Compensation

The Board collectively has the responsibility to administer the compensation policies related to the executive management of the Company, including those named in the Summary Compensation Table above.  Executive compensation is based upon the need to provide a compensation package that will allow the Company to attract and retain qualified and experienced executives, balanced with a pay-for-performance philosophy.

Compensation for the current and prior fiscal years has historically been based upon an executive's performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry, with stock options being issued as an incentive for performance.  The shareholders have approved a stock option plan pursuant to which the Board has granted stock options to executive officers.  The stock option plan allows compensation of participants while providing additional incentive to work toward long term Company performance.  The stock option plan has been and will be used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as his impact on and/or contribution to the longer-term operating performance of the Company.  In determining the number of options to be granted to executive officers, the Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSX, and closely align the interests of the executive officers with the interests of shareholders.

In late 2004, the Company engaged Lane Gurr & Associates, a human resource consulting firm, to provide an independent report on executive and director compensation for the mining industry for a fee of $27,000.  The Executive Compensation Committee determined the total compensation package of each Named Executive Officer for the year ended December 31, 2005 based on the findings in the Lane Gurr report.

In December 2005, the Company engaged Mercer Human Resource Consulting for a fee of $13,500 to provide an independent report on executive compensation for mining companies of a similar size to the Company.  The Executive Compensation Committee determined the total compensation package of each Named Executive Officer for 2006 based on the findings in the Mercer report.

Executive compensation is established with reference to the upper end of the range of compensation for CEO's of comparable companies.  The comparable companies are natural resource companies involved in the acquisition, exploration, financing, development and operation of mineral properties.

i)

Base Salary

The Executive Compensation Committee approves base salaries for the Named Executive Officers based on reviews of market data from peer group, industry and national surveys provided by independent consultants.  The level of base salary for each executive officer has been determined using a subjective assessment of each individual’s performance, experience and other factors which the Executive Compensation Committee believes to be relevant, including prevailing industry demand for individuals having comparable skills and performing similar duties, and the compensation the individual could reasonably expect to receive from a competitor.  Generally, the base salaries of the Company’s Named Executive Officers are established with reference to the 75th percentile of the range of compensation for executive officers of comparable companies.

ii)

Performance Bonus

The Company granted a bonus in 2006 of $242,500 to the President and CEO, $180,000 to the V.P. Finance and CFO, $270,000 to the V.P. Project Development, and $225,000 to the General Manager of Minera Agua Rica LLC.  The decision to award the bonuses was primarily based on the profitability of the Company and the achievement of certain pre-determined benchmarks, including the completion of the Feasibility Study Update of the Company’s 100% owned Agua Rica project.  The Executive Compensation Committee does not set benchmarks based on share price performance.  The determination of the amount of bonus awarded was based on comparisons with bonuses awarded by other natural resource companies involved in the acquisition, exploration, financing, development and operation of mineral properties.  The performance bonuses were established taking into account the range of bonuses for executive officers of comparable companies for similar achievements.

In February 2006, on the recommendation of the Executive Compensation Committee, the directors approved the establishment of a “major event” bonus plan.  The plan describes parameters for the award of bonuses based on certain milestones which include a time element.  Milestones are divided into two broad categories: those related to the development of the Agua Rica project, and those related to accretive acquisitions.  Bonuses may be awarded, in the sole discretion of the Board, based on recommendations of the Executive Compensation Committee, for the achievement of milestones that the Executive Compensation Committee has determined can reasonably be expected to have a positive impact on the value of the Company to shareholders, and based on the contribution of the recipient to achieving the milestone.  Those eligible for consideration under the plan include full-time senior officers, employees and consultants of the Company and its affiliates.  No cash or non-cash compensation was paid pursuant to the “major event” bonus plan during the most recently completed financial year.

iii)

Stock Options

The Company's Stock Option Plan is administered by the Board of Directors based, in part, upon recommendations of the Executive Compensation Committee.  The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance.  The Executive Compensation Committee considers the amount and terms of previously granted stock options when reviewing executive officer compensation packages as a whole and determining any new stock option grants.

The Board of Directors determines, upon the recommendations of the Chief Executive Officer and the Executive Compensation Committee, the key employees and service providers to whom grants are to be made and determines the terms and conditions of the options forming part of such grants.  Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position to the Company.

iv)

Chief Executive Officer Compensation

The compensation of the Chief Executive Officer consists of an annual base salary and incentive stock options determined in the manner described in the above discussion of compensation for all senior managers.  The Chief Executive Officer is entitled to participate in the “major event” bonus plan established by the Executive Compensation Committee and is also entitled to receive annual bonuses at the discretion of the Executive Compensation Committee.

The compensation of the Chief Executive Officer is approved annually by the Board of Directors and is based on the same criteria used to determine compensation of other executives and is established with reference to the upper end of the range of compensation for CEOs of comparable companies.  The comparable companies are natural resource companies involved in the acquisition, exploration, financing, development and operation of mineral properties.  Base compensation and variable cash compensation levels are based on market survey data provided to the Executive Compensation Committee by independent compensation consultants.  Compensation is also based on annual reviews of the CEO’s performance in relation to the Company’s objectives and in relation to other factors that may have impacted the ability of the Company in achieving its objectives.

v)

Other Compensation

Certain officers of the Company have entered into employment agreements with the Company, which specify the minimum level of annual base salary to be paid to such officers, as well as other terms of employment.  (See “Termination of Employment, Changes in Responsibility and Employment Contracts” above for further information.)

Officers of the Company are also entitled to receive all other benefits that are available to employees of the Company generally and to participate in a defined contribution pension program which provides pension and life insurance benefits to members of senior management.

This Report of Executive Compensation was prepared on behalf of the Executive Compensation Committee: Michael Beckett, Chair, Richard Knight and Robert Cross.

Compensation of Directors

The Company has a formalized stock option plan pursuant to which incentive stock options may be granted to Directors.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

During 2006, non-executive directors were each paid an annual fee of $50,000.  In April 2007, the annual fee payable to the Chairman of the board was increased to $150,000 and the annual fees payable to all other non-executive directors were increased to $75,000.

The Company has no other arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year, or subsequently, up to and including the date of this information circular.

Except as otherwise disclosed herein, the Company has no plans other than the Stock Option Plan previously referred to herein pursuant to which cash or non-cash compensation was paid or distributed to directors during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.  During the most recently completed financial year the Company granted 1,950,000 options to purchase securities of the Company to the directors of the Company other than the Named Executive Officers.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the Directors of the Company (excluding the Named Executive Officers):

Name of Director and Position as at Financial Year-End	Securities Under Options Granted(1) (#)	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price(2) ($/Securities)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
Robert Cross, Chairman	500,000	9.4%	$5.34	$5.34	May 19, 2006	May 19, 2013
John King Burns, Director	250,000	4.7%	$5.34	$5.34	May 19, 2006	May 19, 2013
Michael Beckett, Lead Director	250,000	4.7%	$5.34	$5.34	May 19, 2006	May 19, 2013
Robert Gayton, Director	250,000	4.7%	$5.34	$5.34	May 19, 2006	May 19, 2013
Richard Knight, Director	700,000	13.1%	$5.34	$5.34	May 19, 2006	May 19, 2013

Notes:

(1)

The options generally become exercisable on the date of grant.

(2)

The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the trading price of the common shares of the Company on each stock exchange on which the shares of the Company are listed at the time of the grant of the option, or such other price as may be agreed to by the Company and approved by such stock exchange.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return on the common shares of the Company, for the last five years, with the cumulative total return of the TSX 300 composite index.  The trading data is as reported by the TSX.  The value of each year represents the closing price as of December 31 of that year.

Indexed Cumulative Return

	2002	2003	2004	2005	2006

Northern Orion Resources Inc.	100.00	410.67	465.33	505.33	565.33
S&P/TSX Composite Index	100.00	124.28	139.79	170.42	195.15

Five-Year Cumulative Return on $100 Investment

Assuming Dividend Reinvestment

December 31, 2002 - December 31, 2006

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes relevant information as of December 31, 2006 with respect to compensation plans under which equity securities are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders	11,372,500(1)	$2.67	3,880,609(2)
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	11,372,500(1)	$2.67	3,880,609(2)

(1)

On April 12, 2007, the Company granted 2,125,000 stock options with an exercise price of $5.18 per share expiring on April 12, 2014.  As at the record date, the number of securities to be issued upon the exercise of outstanding options is 12,742,500.

(2)

10% of the Company's outstanding issue as at December 31, 2006 less options outstanding as at December 31, 2006.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of any of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITOR

Deloitte & Touche LLP, Chartered Accountants, of Vancouver, British Columbia is the auditor of the Company.  Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Deloitte & Touche LLP as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.  Deloitte & Touche LLP was first appointed as the Company’s auditors effective May 16, 2003.

MANAGEMENT CONTRACTS

Management contracts with respect to the services of Mr. Cohen and Mr. Marcet are described under “Termination of Employment, Change in Responsibilities and Employment Contracts”.  Except as otherwise disclosed herein, no management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a Director or executive officer of the Company at any time since the beginning of the Company’s last financial year, no proposed nominee of management of the Company for election as a Director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting (other than the election of Directors or the appointment of auditors), other than the interest of such individuals as eligible persons under the Company’s Stock Option Plan.

AUDIT COMMITTEE CHARTER

The Company's audit committee is governed by a written charter that sets out its mandate and responsibilities.  A copy of the charter and the disclosure required by MI52-110 is contained in the Company's Annual Information Form for the year ended December 31, 2006 which may be viewed under the Company's profile on SEDAR at www.sedar.com.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com.  Shareholders may contact the Company at (604) 689-9663 to request copies of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

CORPORATE GOVERNANCE PRACTICES

National Policy 58-201 establishes recommended corporate governance guidelines for all public companies and National Instrument 58-101F1 prescribes certain disclosure of the Company's corporate governance practices relative to the recommendations.

Independence of Members of Board

The Company's Board consists of six (6) directors, four (4) of whom are independent based upon the tests for independence set forth in MI52-110.  John K. Burns, Robert Gayton, Michael Beckett and Richard Knight are independent.  David Cohen is not independent as he is the President and Chief Executive Officer of the Company.  Robert Cross is not independent as he has served, within the past three years, as Executive Chairman of the Board.

Management Supervision by Board

The Chief Executive Officer, Chief Financial Officer, and V.P. Project Development report upon the operations of the Company, directly to the independent directors of the Board on a monthly basis or at such times as the directors deem necessary.  The independent directors hold meetings without the presence of non-independent directors when matters arise that require their independent approval.  During the year ended December 31, 2006, two such meetings were held.  The independent directors are also encouraged to meet at any time they consider necessary without any members of management, including the non-independent directors, being present.  The Company's auditors, legal counsel and certain employees may be invited to attend.  The independent directors exercise their responsibilities for independent oversight of management through the fully independent Corporate Governance Committee and the appointment of a Lead Director.  Mr. Beckett assumed the role of Lead Director on August 10, 2005.  The independent directors also have regular and full access to management.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in Schedule B to this Information Circular.

Attendance of Board and Committee Members

The following table summarizes the attendance of Board and Committee members during the year ended December 31, 2006.

Directors	Board of Directors Meetings(1)	Audit Committee Meetings	Executive Compensation & Corporate Governance Committee Meetings(2)	Executive Compensation Committee(3)	Meetings of Independent Directors
	(8)	(4)	(3)	(1)	(2)
Robert Cross	8/8	--	--	1/1	--
David Cohen	8/8	--	--	--	--
Robert Gayton	8/8	4/4	3/3	--	2/2
John Burns	8/8	4/4	2/3	--	2/2
Michael Beckett	8/8	4/4	3/3	1/1	2/2
Richard Knight	7/8	--	--	1/1	2/2

(1)  Includes both regularly scheduled and additional meetings.

(2)  The Executive Compensation & Corporate Governance Committee was divided into two separate committees – the Executive Compensation Committee and the Corporate Governance Committee – on June 13, 2006.  There were no Corporate Governance Committee meetings from June 13, 2006 to December 31, 2006.

(3)  From June 13, 2006 until December 31, 2006.

Board Mandate

The Board has adopted a Board Mandate, the text of which is attached as Schedule “A” to this Information Circular.

Position Descriptions

The Board has adopted a position description for the Lead Director of the Board and for the Audit Committee Chairman.  Specific position descriptions have not been adopted for the chairs of its other committees as the Board is of the view that the charters of the respective committees are sufficiently specific that no separate description is necessary.

The Board does not have a written position description for the Chief Executive Officer.  However, the Board delineates the role of the CEO through industry norms and past practice and through reference to the terms of his contract.  The CEO is responsible for carrying out all strategic plans and policies as established by the Board.  The CEO is required to report to the Board and advise and make recommendations to the Board.  The CEO also facilitates communications between the Board and other members of management, employees and shareholders.

Orientation and Continuing Education

While the Company does not have a formal orientation and training program, new Board members are provided with:

1.

 information respecting the functioning of the Board Directors, committees and copies of the Company's corporate governance policies;

2.

access to all publicly filed documents of the Company;

3.

access to management; and

4.

access to legal counsel in the event of any questions or matters relating to the member's corporate and securities responsibilities as a member of the Company’s board.

Board members are encouraged to communicate with management, legal counsel and, where applicable auditors and technical consultants of the Company; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations.  Board members have full access to the Company's records.

Ethical Business Conduct

The Board adopted a Code of Ethics for Directors, Officers and Employees (the “Code”) on August 10, 2005.  The Code is posted under “Corporate Governance” on the Company’s website at www.northernorion.com and under the Company's profile at www.sedar.com.  The Board has instructed its management and employees to abide by the Code and to bring any breaches of the Code to the attention of the Corporate Governance Committee.  Compliance with the Code is monitored primarily through the reporting process within the Company's organizational structure.

It is a requirement of applicable corporate law that directors who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material.  The Code imposes a similar disclosure requirement on all non-director representatives of the Company and requires such persons to report such conflict to the executive officer to whom that person reports in the course of his employment responsibilities, or, in the case of a senior executive officer, to the Corporate Governance Committee and to fully inform such person or the committee, as applicable, of the facts and circumstances related to the conflict or potential conflict.  The representative is prohibited from taking any further action in respect of the matter or transaction giving rise to such conflict or potential conflict unless and until he is authorized to do so by his reporting officer, or the Corporate Governance Committee.

Nomination of Directors

The independent Corporate Governance Committee is responsible for developing qualification criteria for Board membership and identifying potential Board candidates based on such criteria. The Committee assesses potential Board candidates based on the particular skill-sets identified including particular expertise, independence and other factors.  Members of the Board and representatives of the mining industry are consulted for possible candidates. The Board has adopted a written charter for the Corporate Governance Committee that sets forth the responsibilities of the Committee with respect to director nominations, which include considering what competencies and skills the Board, as a whole, should possess, the appropriate size of the Board in order to facilitate effective decision-making and assessing the same on a periodic basis, making recommendations to the Board with respect to filling vacancies, evaluating the performance of individual directors and making recommendations as to their further nomination, reviewing proposed shareholder nominees, making recommendations to the Board regarding resignations of directors and supervising and advising on succession planning strategies of management.

The Committee has the power to retain outside advisors as it considers necessary for the proper functioning of the committee, at the Company's expense.  The Committee meets at least twice annually and otherwise as requested by the Board or considered desirable by the Chair of the committee.

Executive Compensation Committee

The Executive Compensation Committee has responsibility for determining compensation for the directors and senior management.  See “Report on Executive Compensation” above.

The Executive Compensation Committee is governed by a written charter which sets forth the responsibilities, powers and operations of the Committee with respect to compensation matters, which include:  annually reviewing the Company's philosophy regarding executive compensation, including the relationship between executive officer compensation and corporate performance and returns to shareholders, determining the qualitative and quantitative measures of corporate performance to be used in evaluation of executive compensation, reviewing the Company's competitive position with respect to the principal components of the Company's executive compensation programs, reviewing the adequacy and form of the compensation programs for each executive officer and making recommendations to the Board, reviewing the Company's compensation plans, arrangements and awards for all employees, reviewing directors compensation relative to responsibilities and risks, and preparation of reports on executive compensation as required under applicable corporate and securities legislation and stock exchange policies.

Health, Safety and Environmental Committee

The Health, Safety and Environmental Committee (“HS&E”) is presently composed of three (3) members:  Michael Beckett, Richard Knight, and David Cohen.  The HS&E Committee assists the Board in its oversight responsibilities relating to the development, review, and evaluation of the Company’s health, safety and environmental objectives, and the monitoring of compliance with applicable health, safety and environmental laws and regulations.  The HS&E Committee meets on an ad-hoc basis as required.  During 2006, no formal meetings were held.  However, during the year, the Committee developed an HS&E Committee Charter and expanded its former Environmental Management Policy to include health and safety issues.  The amended and renamed Health, Safety and Environmental Policy, which was approved by the Board on January 9, 2007, sets out a health and safety strategy and an environmental management strategy for the Company’s Agua Rica project, exploration projects and other operating and administrative locations.

Other Committees

The Board has determined that additional committees are not necessary at this stage of the Company’s development.

Assessments

During 2006, the Board did not conduct a formal assessment of its committees and individual directors as to their effectiveness and contribution.  However, it has met informally, at such times as it deems appropriate, to review the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, composition of personnel or responsibilities are warranted.  As part of these informal review sessions, the Board and its committees conduct informal surveys of its directors and may review their respective mandate or charter and applicable corporate policies.  The Lead Director also periodically conducts an informal assessment of the individual directors through confidential discussions with management and independent directors on an individual basis.

In January 2007, the Corporate Governance Committee developed a formal assessment process which was put in place in March 2007.  The process involves written surveys and appraisals of each director’s performance during the most recently completed financial year.  Results of the surveys and appraisals are intended to be used to identify potential deficiencies at the board and board committee levels, to identify the need for additional directors, and, if necessary, to determine whether a director is entitled to be nominated for election as a director at the Company’s next annual general meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of Unallocated Entitlements under the Company's 10% Rolling Stock Option Plan

TSX policies require that all unallocated options, rights or other entitlements ("unallocated entitlements") under stock option plans that do not have a fixed maximum number of securities issuable be approved by shareholders (a 'renewal approval') prior to the third anniversary date of implementation and thereafter prior to the third anniversary date of each renewal approval.  The Company's existing Stock Option Plan ("Plan") is such a stock option plan and was implemented on February 23, 2005.  Because the third anniversary of that date will precede the date of the Company's 2008 annual general meeting, the Company is seeking early shareholder approval of the unallocated entitlements under the Plan.  If such approval is not obtained unallocated entitlements as at the time of the Meeting will be cancelled and will no longer be available for grant.

The directors have made changes of a housekeeping nature to the Plan principally to update terminology and have also approved amendments to the Plan to provide that the expiry date of options is the later of the initial specified expiry date and a specified number of days after expiry of a self-imposed blackout period and to describe the specific types of amendments that in future will require shareholder approval.  The following is a description of the Plan:

The effect of the Plan is that at any point in time, the Company may have stock options outstanding for the purchase of up to 10% of its issued and outstanding common shares.  As at the date of this Information Circular there are 12,742,500 options outstanding under the Plan, representing 8.3% of the Company's outstanding common shares as at the same date.  Based upon the number of issued and outstanding shares of the Company as at the date of this Information Circular, the Company can issue an additional 2,658,448 stock options under the Plan.  Further additional stock options may be granted as additional shares are issued.

The purpose of the Plan is to attract and motivate directors, officers, employees of and service providers to the Company and its subsidiaries (collectively the "Optionees") and thereby advance the Company's interests by affording such persons an opportunity to acquire an equity interest in the Company through the stock options.  The Plan authorizes the board of directors (or compensation committee) to grant stock options to the Optionees on the following terms:

1.

The number of shares subject to each stock option is determined by the board of directors (or compensation committee) provided that the 10% Rolling Plan, together with all other previously established or proposed share compensation arrangements, may not result in:

(a)

the number of common shares of the Company reserved for issuance to insiders exceeding 10% of the outstanding issue or to any one participant pursuant to exercise of options exceeding 5% of the outstanding issue; or

(b)

the issuance, to insiders of the Company of a number of common shares of the Company exceeding, within a one year period, 10% of the outstanding issue; or

(c)

the issue to any one person who is a TSX Insider within a one year period of more than 5% of the outstanding issue.

The 'outstanding issue' is the number of common shares of the Company outstanding immediately prior to any share issuance.

2.

The maximum number of common shares of the Company which may be issued pursuant to stock options granted under the Plan, unless otherwise approved by shareholders, is 10% of the issued and outstanding common shares at the time of the grant.  Any increase in the issued and outstanding common shares will result in an increase in the available number of common shares issuable under the Plan, and any exercises of stock options will make new grants available under the Plan.

3.

All unallocated entitlements under the Plan must be approved and ratified by shareholders every three years.

4.

The exercise price of an option may not be set at less than the closing price of the common shares of the Company on the TSX on the trading day immediately preceding the date of grant of the option.

5.

The options may be exercisable for a period of up to ten years subject to adjustment resulting from a blackout period, such period and any vesting schedule to be determined by the board of directors (or compensation committee) of the Company, and are non-assignable, except in certain circumstances.

6.

The expiry date of an option is the later of: a specified expiry date and, where a blackout period is imposed by the Company and the specified expiry date falls within such blackout period or within 5 trading days after the end of such blackout period, the date that is 10 trading days following the date on which the blackout period ended.

7.

The options can be exercised by the Optionee as long as the Optionee is a director, officer, employee or service provider to the Company or its subsidiaries or within a period of not more than 30 days after ceasing to be a director, officer, employee or service provider (or such longer period as may be specified in an employment contract) or, if the Optionee dies, within one year from the date of the Optionee's death.

8.

Stock options granted under the Plan carry with them associated stock appreciation rights which allow a holder of an option under the Plan to elect not to exercise all or a portion of options held and instead receive the number of common shares of the Company disregarding fractions, which, when multiplied by the 'fair value' of the common shares to which an option relates (determined as the average of the high and low board lot prices for the common shares of the Company on the TSX for the immediately preceding five trading days), has a total value equal to the product of the number of such common shares multiplied by the difference between the fair value and the exercise price per share of such common shares, less any amount required to be withheld on account of income taxes.

9.

Except as set out below, the Directors may from time to time in the absolute discretion of the Directors amend, modify and change the provisions of the Plan and options granted under the Plan without obtaining approval of shareholders, including without limitation to make amendments of a clerical or typographical nature and to include clarifying provisions in the Plan, implement features or requirements that are necessary or desirable under applicable tax and securities laws, change vesting provisions, change termination provisions for an insider provided that the expiry date does not extend beyond the original expiry date under the Plan, change termination provisions for a participant who is not an insider beyond the original expiry date, reduce the exercise price of an option for a participant who is not an Insider, and implement or amend a cashless exercise feature, payable in cash or securities.

The following are the only amendments to the Plan and options granted thereunder that will require the approval of shareholders:

a)

any increase in the percentage of the issued and outstanding (or if the plan reserves a fix number of shares, any increase in the number of) common shares of the Company that may be reserved for grant under the Plan;

b)

a reduction in the exercise price of options held by Insiders (as defined in the policies of the TSX; and

c)

an extension of the term of options held by Insiders.

A copy of the Plan is available for viewing up to the date of the Meeting at the Company's offices at 250 – 1075 West Georgia Street, Vancouver, British Columbia, and at the Meeting.

The approval of the unallocated entitlements under the Plan and the Plan, as amended, require the affirmative vote of the holders of a majority of the issued and outstanding common shares of the Company entitled to vote and represented in person or by proxy at the Meeting.

Shareholders will be asked at the Meeting to consider, and if thought fit, approve with or without variation, the ordinary resolution in the form set forth below:

"RESOLVED, as an ordinary resolution that the Plan and the unallocated entitlements thereunder be and they are hereby approved until June 4, 2010 or if the policies of the TSX so permit at the applicable time, until the third next annual general meeting of the Company".

The directors of the Company believe the passing of the foregoing ordinary resolution is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolution.

The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the foregoing resolution unless the holder of common shares who has given such proxy has directed that the votes be otherwise cast.

Approval of Amendment Provisions of Plan

The Company's Plan has contained a general amendment provision since its initial implementation.  The amendment provision permitted the directors to amend or modify the Plan without shareholder approval so long as the amendment or modification did not materially increase the benefits under the Plan or materially modify the requirements as to eligibility for participation in the Plan.

In June, 2006 the TSX implemented a policy requiring that all TSX-listed companies with stock option plans containing such general amendment provisions obtain specific shareholder approval of the provisions, failing which, companies will no longer be permitted to make any amendments to their stock option plans without shareholder approval, including amendments of a "housekeeping" nature.   The directors are of the view that the ability to amend the Plan and options granted under the Plan is important to their ability to properly administer the Plan and to ensure that its objectives can be realized.  Accordingly, shareholders will be asked to approve the following amendment provision:

"Except as set out below, the Directors may from time to time in the absolute discretion of the Directors amend, modify and change the provisions of the Plan and options granted under the Plan without obtaining approval of shareholders including, without limitation to make amendments of a clerical or typographical nature and to include clarifying provisions in the Plan, to implement features or requirements that are necessary or desirable under applicable tax and securities laws, change vesting provisions, change termination provisions for an Insider provided that the expiry date does not extend beyond the original expiry date under the Plan, change termination provisions for a participant who is not an insider beyond the original expiry date, reduce the exercise price of an option for a participant who is not an insider, and implement or amend a cashless exercise feature, payable in cash or securities.

The following are the only amendments requiring the approval of shareholders:

a)

any increase in the percentage of the issued and outstanding (or if the plan reserves a fix number of shares, any increase in the number of) common shares of the Company that may be reserved for grant under the Plan;

b)

a reduction in the exercise price of options held by Insiders (as defined in the policies of the TSX); and

c)

an extension of the term of options held by Insiders."

The approval of the amendment provision requires the affirmative vote of the holders of a majority of the issued and outstanding common shares of the Company entitled to vote and represented in person or by proxy at the Meeting.

Shareholders will be asked at the Meeting to consider, and if thought fit, approve with or without variation, the ordinary resolution in the form set forth below:

"RESOLVED, as an ordinary resolution that the amendment provisions of the Plan and the amendments to the Plan described in the information circular for the June 4, 2007 annual general meeting of the Company be and they are hereby approved".

The directors of the Company believe the passing of the foregoing ordinary resolution is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolution.

The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the foregoing resolution unless the holder of common shares who has given such proxy has directed that the votes be otherwise cast.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

APPROVAL OF DIRECTORS

The content and sending of this Information Circular has been approved by the directors of the Company.

DATED:

April 30, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

"David Cohen" David Cohen, President and Chief Executive Officer

Schedule “A“ to the Information Circular
of NORTHERN ORION RESOURCES INC.

BOARD OF DIRECTORS MANDATE

I.

Board’s Purpose

Northern Orion Resources Inc. is committed to high standards of corporate governance and the Board of Directors is committed to promoting a culture of integrity among management and, with the assistance of management, throughout the Company.

The duties and responsibilities of Directors follow from applicable corporate laws, as well as those duties and responsibilities generally agreed and approved by the Board of Directors.  The intent is that the duties and responsibilities guide the Board in complying with all applicable Canadian and U.S. legal and regulatory requirements.

Directors are accountable to the shareholders of the Company.

II.

Board’s Mandate

The Board of Directors shall further the objectives of the Company by directing, supervising and otherwise reviewing and approving the stewardship of the Company.

All material transactions must be reviewed and approved by the Board prior to implementation.  Any responsibility that is not delegated to senior management or a Board committee remains with the full Board.  One of the Board’s responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management.  The Board relies on management for the preparation of periodic reports, and to provide the support and information necessary to enable the Board to fulfill its obligations effectively.

The Board is responsible for developing and approving, in consultation with management, the Company's business objectives and goals, the strategic plans arising therefrom, and for monitoring subsequent performance against such objectives and plans.  The Board is also responsible for identifying the principal risks associated with the Company's business, developing a strategic plan that takes into account the opportunities and risks and for the implementation of systems for managing the identified risks.

As part of its strategic planning process, strategic issues are reviewed with management and addressed by the full Board at regularly scheduled Board meetings and at other meetings specifically called for this purpose.  The Board receives regular reports from management on the Company's operations, budget, exploration and development and risk management programs, meets with management on a regular basis, and reviews business opportunities presented by management in the context of the Company's strategic plan.

The Board is responsible for selecting senior management personnel and  reviewing and assessing their performance and integrity, supervising the development and implementation of corporate governance policies, practices and procedures that are appropriate for the Company given its stage of development, supervising the development and implementation of policies and procedures related to the Company’s internal control, and management information systems and for assessing and monitoring compliance with such policies and procedures; succession planning, both for the Board and for senior management.

The Board has developed a communications policy for the Company and is responsible for reviewing and assessing the effectiveness of such policy, together with all of the Company's corporate governance polices and practices, on a regular basis

III.

Specific Responsibilities and Duties

The Board’s mandate includes the following specific duties and responsibilities:

1.

Reviewing/approving any proposed changes to the Company’s memorandum or articles.

2.

Be responsible for, and take appropriate action with respect to, any take-over bid, proposed merger, amalgamation, arrangement, acquisition of all or substantially all of the assets or any similar form of business combination, including the approval of any agreements, circulars or other documents in connection therewith.

3.

Approving any distributions to shareholders.

4.

Approving any offerings, issuances or repurchases of share capital or other securities.

5.

Approving the establishment of credit facilities and any other long-term commitments.

6.

Selecting and appointing, evaluation of and (if necessary) termination of the CEO

7.

Approving the compensation of the senior executive officers, including performance bonus plans and stock options.

8.

Reviewing and approving annual operational budgets, capital expenditures and corporate objectives, and monitoring performance on each of the above.

9.

Approving the financial statements and MD&A, and making a recommendation to shareholders for the appointment of auditors.

 10.

Assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board.

11.

Arranging formal orientation programs for new directors, where appropriate.

12.

Establishing measures for receiving feedback from shareholders.

IV.

Composition

The Board of Directors shall be comprised with a majority of individuals who qualify as independent directors in accordance with the independence standards set forth in Multilateral Instrument 52-110 of the Canadian Securities Regulators (“MI 52-110”).  The Board of Directors is presently composed of six (6) members.

In determining whether a particular Director is “independent”, the Board of Directors shall examine the factual circumstances of each Director.  When assessing whether a Director has a 'material relationship' with the Company that could, in the view of the Company's Board of Directors, be reasonably expected to interfere with the exercise of a member's independent judgment, the Board shall have regard to circumstances which are presumed to constitute a 'material relationship' under MI 52-110 and, beyond such circumstances, the test of whether a relationship or business interest is 'material' will be based on the nature, circumstances, and activities of a director.

V.

Board Meetings Process

The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

Responsibility for Convening

Regular meetings of the Directors may be called and held at such time and at such place as the Board may by resolution from time to time determine.  Any Director may call a meeting of the Board at any time.

Notice of Meeting

Reasonable notice of the time and place of each meeting shall be given by mail or by telephone or any other method of transmitting legibly recorded messages.  Reasonable notice shall not be less than 48 hours.  A notice of meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.

Quorum

The quorum for the transaction of business at any meeting of the Board shall be a majority of directors or such other number of Directors as the Board may from time to time determine according to the articles of the Company.

Chairman

The Chairman of the board is elected annually at the first meeting of the Directors following the shareholders meeting.

Voting

At all meetings of the Board every resolution shall be decided by a majority of the votes cast on the resolution and in case of any equality of votes, the Chairman has a second or casting vote.

Order of Business

The Board shall endeavor to conduct its business effectively and efficiently.  Accordingly, best efforts shall be made to provide Directors with the agenda and materials about 5 business days, and no less than 48 hours, ahead of time in order that they may arrive at the meeting fully prepared.

Board meetings shall normally proceed as follows:

Review and approval of the minutes of the preceding meeting;
Business arising from the previous minutes;
Reports of committees;
President’s report, financial and operational reports;
Other business;
Setting the date and time of the next meeting; and
Adjournment

Minutes of the meetings

A secretary should be named for each Board and committee meeting and minutes should be circulated at the latest one month after such meeting.  Minutes of the committees meetings will be given to each Board member.

VI.

Lead Director

The Board shall designate an independent director to serve as “Lead Director” with the responsibility to ensure that the Board executes its mandate effectively, efficiently and independently of management.

This Board of Directors Mandate was amended by the Board of Directors of Northern Orion Resources Inc. on the 10th day of May, 2006.

Schedule “B” to the Information Circular
of NORTHERN ORION RESOURCES INC.

Name of Director	Name of Other Reporting Issuer
Robert Cross	Bankers Petroleum Segue Resources Ltd.
David Cohen	Eastern Platinum Ltd. Transeuro Energy Newport Exploration Arian Silver Corporation Bordeaux Energy Inc.
Michael Beckett	Northam Platinum Limited Endeavour Mining Capital Corp. MyTravel Group plc Mvelaphanda Resources Ltd. Orica Ltd. Coalcorp Limited Medoro Resources Ltd. Egypt Trust
John King Burns	Emgold Mining Corporation Wilton Properties Ltd. Novadx Ventures Corp.
Robert Gayton	Western Copper Corp. Intrinsyc Software Nevsun Resources Amerigo Resources Canadian Zinc Doublestar Resources Quaterra Resources Bravo Ventures Southern Silver Exploration Rio Fortuna Exploration
Richard Knight	Zinifex Limited